UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

MOODY’S INVESTORS SERVICE REALIZA ACCIONES DE CALIFICACIÓN
SOBRE LAS CALIFICACIONES DE BANCOLOMBIA Y DE SU DEUDA
Medellín, Colombia, Junio 13, 2007
Moody’s Investors Service, Inc. (“Moody’s”) definió las siguientes calificaciones para Bancolombia S.A. (“Bancolombia”) y su deuda:
Las siguientes calificaciones fueron revisadas a la baja:
Calificación de Fortaleza Financiera: pasó de D+ a D.
Depósitos de Largo plazo en moneda legal: pasó de Baa1 a Baa2.
Depósitos de Corto plazo en moneda legal: pasó de Prime-2 a Prime-3.
Deuda Subordinada en moneda extranjera: pasó de Baa3 a Ba1.
Las siguientes calificaciones fueron afirmadas:
Depósitos de Largo plazo en moneda extranjera: Ba3
Depósitos de Corto plazo en moneda extranjera: Not Prime
Todas estas calificaciones tienen una perspectiva estable
La revisión de las calificaciones refleja la opinión de Moody’s sobre el impacto financiero en la estructura de capital de Bancolombia después de la adquisición de Banco Agrícola de El Salvador. De acuerdo con Moody’s, la financiación de esta adquisición, incluyendo los ajustes por crédito mercantil, la reciente emisión de deuda y la próxima emisión de acciones, tendrá como resultado un indicador de solvencia “Tier 1” por debajo de lo que Bancolombia ha tenido históricamente, además de que este indicador de “Tier 1” sería menor comparado al de otros bancos calificados en D+.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 13, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance